Exhibit 99.1

Press Release dated August 3, 2012.

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces Issuance of US$60 million Guaranteed Secured Convertible Bonds and

Warrants Exercisable up to 6 million Ordinary Shares

NEW YORK — (MARKETWIRE) — August 3, 2012 — China Metro-Rural Holdings Limited (NYSE MKT: CNR) is pleased to announce that it plans to issue US$60,000,000, 14 per cent. guaranteed secured convertible bonds (the “Bonds”) due 2017 convertible into ordinary shares of the Company (“Ordinary Shares”) at an initial conversion price of US$1.0811 per share, in a private placement to Willis Plus Limited (the “Investor”) (the “Bond Offering”). The Investor is a special purpose entity owned by the Company’s controlling shareholders. The Investor borrowed the funds used to purchase the Bonds from PA Universal Opportunity VII Limited, all as described in the Company’s Form 6-K filing, referenced below. The Bond Offering is expected to be completed on or before August 15, 2012.

The use of proceeds is intended for project development costs for several property development projects in mainland China.

Simultaneously with the Bond Offering, CNR will grant to the Investor warrants exercisable to purchase up to 6,000,000 Ordinary Shares of the Company at an initial exercise price of US$1.2973 per share, during the 4 year period commencing one year after the date of issue of the Bonds (the “Warrants”). The Bonds are not convertible for the first year following their issuance.

The Company will file a registration statement covering the public resale of the Ordinary Shares issuable upon conversion of the Bonds and the exercise of the Warrants pursuant to a registration rights agreement between the parties.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities sold have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement, the prospectus or CNR’s shelf registration statement.

Details of the transaction documents in relation to the Bond Offering may be found in our Form 6-K furnished to the United States Securities and Exchange Commission dated August 3, 2012 or on our website at www.chinametrorural.com.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration and city re-development company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited — Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com